Exhibit 99.1

Wheaton Precious Metals Announces Passing of Founding Director

VANCOUVER, BC, May 5, 2025 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is deeply saddened to announce the passing of founding board member, Peter Gillin, who passed away on May 2, 2025, after courageously facing health challenges.

Mr. Gillin brought more than four decades of experience in the mining and financial sectors to Wheaton, serving with distinction as a dedicated member of Wheaton's Board of Directors for over twenty years. During his tenure, he held key positions including former Chair of the Compensation Committee, and member of the Governance and Sustainability and Audit Committees, where his leadership and expertise played a vital role in guiding Wheaton's growth and success. Mr. Gillin had previously announced his planned retirement ahead of the Company's 2025 Annual General Meeting.

"As our longest serving Director, Peter's unwavering integrity, strategic insight, and dedication were instrumental in building Wheaton into the company it is today," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "He was not only a respected leader, but a trusted colleague and friend. On behalf of the board of directors, management, and staff, we extend our deepest condolences to Peter's family and loved ones during this difficult time."

"Peter will be remembered not only for his outstanding professional contributions, but also for his wisdom, humour, and generous spirit," said George Brack, Chair of the Board of Directors of Wheaton. "He will be greatly missed by all who had the privilege of working with him."

In memory of Mr. Gillin and in honour of his legacy, Wheaton will make an increased contribution to the Heart and Stroke Foundation of Canada to support their ongoing efforts in research, prevention, and care.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2025/05/c3736.html

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For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 21:30e 05-MAY-25